Exhibit 99.5

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

August 16, 2016	NR 14 - 2016

Avrupa Minerals announces new drilling results for Slivovo Gold Project

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15 development drill holes and one geophysics hole completed

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Gold and silver assays from first 11 holes include:

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15 m @ 5.98 g/t Au and 15.89 g/t Ag in DHIP001

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9.2 m @ 1.53 g/t Au and 10.73 g/t Ag in SLV049

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12.25 m @ 0.52 g/t Au and 15.81 g/t Ag in SLV050

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26.4 m @ 2.76 g/t Au and 17.93 g/t Ag in SLV051

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34.95 m @ 1.07 g/t Au and 11.34 g/t Ag in SLV052

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37.85 m @ 1.52 g/t Au and 18.07 g/t Ag in SLV054

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18.7 m @ 2.51 g/t Au and 12.38 g/t Ag in SLV055

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45 m @ 2.47 g/t Au and 13.45 g/t Ag in SLV056

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Gossan Extension Zone gold mineralization increased to 65 meters strike length; continues open to the east and down dip.

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Results from a vertical geophysics hole corroborate surface geochemical anomalism and find new gold mineralization in the proper host rocks below thrust fault control

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Further results from 5 more holes expected

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce new drilling results from the Slivovo Gold project in Kosovo.  As part of the Pre-Feasibility Study (“PFS”), Peshter Mining, the joint venture company, drilled 15 holes, mostly for infill and potential increase in the size of the indicated resource of the Gossan Extension Zone.  Peshter Mining also drilled one vertical hole in the Gossan Extension for the purpose of running a downhole geophysical survey, seven hydrological test holes to test water flow in the potential mine area, and seven geotechnical holes to test for rock mechanics and stability information around the edges of the planned mine.  Drilling of all types for the PFS is now complete.

Assay and geochemical results from the geophysical hole and ten of the infill/development holes are now back from the laboratory.  Samples from the remaining five infill/development holes are in process with results expected by the end of the month.  Core from the geotechnical holes is in preparation for shipping to a rock mechanics laboratory.  When all geotechnical work is complete, the core will be shipped back to the Peshter Mining storage facilities.  Depending on location of the geotech holes with respect to already known gold mineralization and visible mineral parameters, subsequent geochemical work may be performed.

Following is a drillhole location map summarizing the total drilling for 2016.

525600
525700
4716500
4716400
4716300
0 10 20 40 Meters
PFS Development
Geotech and Hydro Drilling
Drill traces
Collars
Hole type
Development
Gth
Hydro
IP
Historic collars
Oblique high-angle fault
Reverse fault
SLVH006
SGT01
SLVH005
MAIN GOSSAN ZONE
SLVH001a
047
SLVH001b
SGT02
048
049
050
SLVH003a
SLVH003b
055
061
SGT03
SLVH004
GOSSAN EXTENSION ZONE
058
057
051
SGT06
SLVH002
SGT07
054
052
059
060
056
053
SGT04
SGT05

Figure 1.  Map of the Gossan Extension development drilling in large black collar locations, located southeast of the high angle fault.  The Main Peshter Gossan zone is located northwest of the high angle fault with small black collar locations.  Holes in red are geotechnical holes, holes in blue are hydrological test holes, and the green collar location denotes the IP drillhole.

Following is a table with gold and silver results from the development and downhole IP drilling:

Gossan Extension drilling 2016
Drillhole ID	From (m)	To (m)	Total (m)	Au (g/t)	Ag (g/t)	Notes
DHIP001	84.5	99.5	15	5.98	15.89	drilled specifically for downhole IP geo-physics test which supported surface geochemical anomalism; main gold intercept is located below low angle fault, differing from the Main Gossan Zone

SLV047	no significant intercepts					Poor host rock for mineralization

SLV048	no significant intercepts					drilled outside of Gossan Extension corridor

SLV049	16	25.2	9.2	1.53	10.73	Gossan Extension Zone

SLV050	0	6	6	1.01	8.44	Gossan Extension Zone
and	14.85	27.1	12.25	0.52	15.81

SLV051	68	94.4	26.4	2.76	17.93	Gossan Extension Zone
incl	79	94.4	15.4	4.40	25.47

SLV052	75.75	110.7	34.95	1.07	11.34	Gossan Extension Zone
incl	86.45	110.7	24.25	1.31	10.86
and incl	86.45	99	12.55	1.90	9.04
and incl	106	109.25	3.25	2.31	25.27

SLV053	no significant intercepts					not drilled deep enough to reach Gossan Extension corridor

SLV054	71	108.85	37.85	1.52	18.07	drilled to north into Gossan Extension corridor

SLV055	28.5	47.2	18.7	2.51	12.38	Gossan extension Zone
incl	33.5	47.2	13.7	3.32	15.21

SLV056	112	157	45	2.47	13.45	Gossan Extension Zone
incl	124	157	33	3.01	15.63

Table 1.  Gold and silver results for 2016 PFS drilling, to date.  Infill/development drilling was designed to confirm continuity of precious metals mineralization in the Gossan Extension Zone, as well as potentially add to the initially-defined indicated resource.

The following figure defines all gold anomalism in drill holes brought to surface view.  While gold is present only in amenable host rocks above the low angle reverse fault in the Main Gossan Zone, it does appear that gold mineralization may have additional possibilities in permeable host rocks below the fault in the Gossan Extension Zone, as displayed in the geophysical drill hole DHIP001.  Pending drill results from SLV057 through SLV061 may shed light on this potential, as well as the opportunity for extending the Gossan Extension zone further to the east from present 65 meters strike length.  The new assay results will be used to update the indicated Slivovo gold resource.

525500
525600
525700
0 12.5 25 50 Meters
PFS Development and Geotech Drilling
Gold projected to surface
Au_ppm
0.5 - 0
1.0 - 0.5
3.0 - 1.0
5.0 - 4.0
211.0 - 5.0
Drill traces
Collars
Hole type
Development
Gth
IP
Historic collars
Oblique high-angle fault
Reverse fault
4716500
4716400
4716300
4716200
MAIN GOSSAN ZONE
GOSSAN EXTENSION ZONE
047
SGT02
048
049
SGT03
DHIP001
057
051
054
052
SGT06
SGT07
059
056
053
SGT04
SGT05

Figure 2.  Location of downhole gold mineralization brought to surface view.

Further technical information, including assay results, geochemistry, cross sections, and geological maps will be placed on the Avrupa website once the data is fully available to the Company.

The drilling program is part of the Slivovo Pre-Feasibility Study (“PFS”) being performed by joint venture company Peshter Mining JSC.  Peshter Mining is 75% held by Byrnecut International Limited (“BIL”) and 25% by Avrupa Minerals (“Avrupa” or the “Company”) through its 100%-owned subsidiary in Kosovo.  BIL is funding the PFS to earn-in to 85% of Peshter Mining and has spent in excess of € 1.1 million this year towards completion of the PFS.  The PFS must be completed by April 10, 2017 according to the earn-in agreement.  Concurrently, Peshter Mining is also completing requirements for a mining license application.  Presently, timing for submission of the application is Q2/Q3 of 2017.

Other PFS work, on the Slivovo Project continues to move ahead at a rapid pace.  We will be meeting with our partners later this month to participate in a full review of the progress at Slivovo and a detailed discussion on plans for the remainder of the earn-in program.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “The first results from the 2016 drilling campaign nicely upgrade and expand the Gossan Extension Zone.  We are looking forward to seeing the remainder of the drill results and will update the resource estimate in due course.  These new drill results, coupled with a far better understanding of the geology and mineralization parameters, no doubt increase the possibility of finding gold in more areas at Slivovo.  We continue to look forward to the rapid and positive progress made by Peshter Mining through the PFS.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa has three joint ventures, two in Portugal and one in Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Zn/Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is presently advancing the Project by funding and operating a pre-feasibility study.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.